SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

I-FLOW CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	33-0121984

(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

20202 Windrow Drive, Lake Forest, California	92630

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:	N/A
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act: None

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

N/A	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Series A Junior Participating Cumulative Preferred Stock, par value $0.001 per share

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits
SIGNATURE
EXHIBIT INDEX

Explanatory Note: This Amendment is being filed solely to correct the initial registration of the class of securities to indicate that the class is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

     On February 26, 2002, the Board of Directors of I-Flow Corporation (“the Company”) authorized and declared a dividend of one preferred stock purchase right (a “Right”) for each share of common stock of the Company, par value $0.001 per share (the “Common Shares”). The dividend is payable on March 15, 2002 (the “Record Date”) to the holders of record of Common Shares as of the close of business on such date.

     The following is a brief description of the Rights. This discussion is intended to provide a general description only and is subject to the detailed terms and conditions of the Rights Agreement by and between the Company and American Stock Transfer & Trust Company (the “Rights Agent”), dated as of March 8, 2002 (the “Rights Agreement”).

Description of Series A Preferred Stock; Rights to Purchase Series A Preferred Stock

1. Common Share Certificates Representing Rights. Until the Distribution Date (as defined in paragraph 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares also shall represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

2. Distribution Date. The “Distribution Date” is the earliest of:

     (a)  the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 15% Stockholder;

     (b)  the tenth business day following the date of the first public announcement that any person (other than the Company or certain related entities) has become the beneficial owner of 15% or more of the Company’s then outstanding voting shares (such person is a “15% Stockholder” and the date of such public announcement is the “15% Ownership Date”); or

     (c)  the first date, on or after the 15% Ownership Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or exchanged for stock or assets of another person, or upon which 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business).

     In calculating the percentage of outstanding voting shares that are beneficially owned by any person, such person shall be deemed to beneficially own any voting shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities (other than the Rights) beneficially owned by such person; provided, however, that such voting shares issuable upon such exercise shall not

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be deemed outstanding for the purpose of calculating the percentage of voting shares that are beneficially owned by any other person.

     Upon the close of business of the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued and the Rights shall become exercisable to purchase Preferred Shares as described in paragraph 5 below.

3. Issuance of Right Certificates. As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

4. Expiration of Rights. The Rights shall expire on February 26, 2012 (the “Expiration Date”), unless earlier redeemed or exchanged, unless the Distribution Date has previously occurred and the Rights have separated from the Common Shares, in which case the Rights will remain outstanding for ten years from the date they separate.

5. Exercise of Rights. Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or (c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraph 2 (b) or (c) above, each Right that is beneficially owned by a 15% Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a 15% Stockholder shall be void.

     (a)  Right to Purchase Preferred Shares. From and after the close of business on a Distribution Date pursuant to paragraph 2(a) above, each Right shall be exercisable to purchase one one-hundredth (1/100) of a share of Series A Junior Participating Cumulative Preferred Stock, par value $0.001 per share, of the Company (the “Preferred Shares”), at an exercise price of $30.00 (Thirty Dollars) as the same may be adjusted pursuant to the terms of the rights agreement (the “Exercise Price”). Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, other securities of the Company or other property having the same aggregate value as such Preferred Shares. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company’s preferred stock whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. A holder of a Preferred Share is entitled to receive when, as and if declared, the greater of (i) cash and non-cash dividends in an amount equal to 100 times the dividends declared on each Common Share or (ii) a preferential annual dividend of $1.00 per Preferred Share ($.01 per one one-hundredth (1/100) of a Preferred Share). In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment in an amount equal to the greater of (i) an amount equal to 100 times the aggregate amount to be distributed per Common Share or (ii) $1.00 per Preferred Share ($.01 per one one-hundredth (1/100) of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares. Each Preferred Share has one hundred (100) votes per share (one vote per one one-hundredth (1/100) of a Preferred Share), voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-hundredth (1/100) of a Preferred Share should approximate the value of one Common Share.

     (b)  Right to Purchase Common Shares of the Company. From and after the close of business on the tenth business day following the 15% Ownership Date, each Right (other than a Right that has

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become void) shall be exercisable to purchase, at the Exercise Price (initially $30.00), Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for the applicable portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities (such as one-hundredth of a Preferred Share) having the same aggregate value as such Common Shares.

     (c)  Right to Purchase Common Stock of a Successor Corporation. If, on or after the 15% Ownership Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person or (iii) 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $30.00), shares of common stock of the surviving corporation, other persons issuing stock or assets, or purchaser, respectively (the “Surviving Person”), with an aggregate market value equal to two times the Exercise Price.

6. Adjustments to Prevent Dilution. The Exercise Price, the Redemption Price (as defined below), the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time in order to prevent dilution.

7. Cash Paid Instead of Issuing Fractional Securities. No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

8. Redemption. At any time prior to the earliest of (a) the tenth business day following the 15% Ownership Date, (b) the first event of the type giving rise to exercise rights under paragraph 5(c) above and (c) the expiration of the Rights, the Board of Directors may, at its option, direct the Company to redeem the then outstanding Rights in whole, but not in part, at a price of $0.001 per Right, as the same may be adjusted pursuant to the terms of the rights agreement (the “Redemption Price”), and the Company shall so redeem the Rights. Immediately upon such action by the Board of Directors (the date of such action being the “Redemption Date”), the only right of the holders of Rights thereafter shall be to receive the Redemption Price.

9. Exchange. At any time during the period of 180 days after the tenth business day following the 15% Ownership Date, the Board of Directors of the Company may, at its option, authorize and direct the exchange of all, but not less than all, of the then outstanding Rights for Common Shares, one one-hundredths of Preferred Shares, debt securities of the Company, other property or any combination of the foregoing, which, as of the date of the Board of Directors’ action, has a current market price equal to the difference between the current market price of the shares that would otherwise be issuable upon exercise of a Right on such date and the Exercise Price (the “Exchange Ratio”), and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive the securities or other property so designated by the Board of Directors in accordance with the Exchange Ratio.

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10. No Stockholder Rights Prior to Exercise. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

11. Amendment of Rights Agreement. The Board of Directors may, from time to time, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (i) the tenth business day following the 15% Ownership Date, (ii) the first event of the type giving rise to exercise rights under paragraph 5(c) above and (iii) the Redemption Date, the Rights Agreement cannot be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 15% Stockholder or a Surviving Person.

Matters Effecting Change in Control of the Registrant

The operation of the Rights Agreement may have the effect of delaying or deferring a change in control of the Company. In addition, the discussion of other corporate matters that may delay or defer a change in control of the Company contained in the Company’s Registration Statement on Form 8-A pertaining to its Common Shares, as amended from time to time, is incorporated herein by reference.

Item 2. Exhibits

Exhibit
Number	Description of Exhibit

1	Rights Agreement, dated as of March 8, 2002, by and between I-Flow Corporation and American Stock Transfer & Trust Company, as Rights Agent, which includes, as Exhibit A, the Form of Right Certificate, the Form of Assignment and Form of Election to Purchase (incorporated by reference to I-Flow Corporation’s Current Report on Form 8-K, filed March 13, 2002).
2	Certificate of Designation of Series A Junior Participating Cumulative Preferred Stock (incorporated by reference to I-Flow Corporation’s Current Report on Form 8-K, filed March 13, 2002).

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SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 25, 2002

I-FLOW CORPORATION

By:	/s/ Donald M. Earhart
Donald M. Earhart President, Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1	Rights Agreement, dated as of March 8, 2002, by and between I-Flow Corporation and American Stock Transfer & Trust Company, as Rights Agent, which includes, as Exhibit A, the Form of Right Certificate, the Form of Assignment and Form of Election to Purchase (incorporated by reference to I-Flow Corporation’s Current Report on Form 8-K, filed March 13, 2002).
2	Certificate of Designation of Series A Junior Participating Cumulative Preferred Stock (incorporated by reference to I-Flow Corporation’s Current Report on Form 8-K, filed March 13, 2002).